TETRA Technologies, Inc.
24955 Interstate 45 North
The Woodlands, TX 77380
281.367.1983

April 12, 2023

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549-3561

Attention:    Kim Yong and Robert Babula

Re:     TETRA Technologies, Inc.
Form 10-K for the Fiscal Year ended December 31, 2022
Filed February 27, 2023
File No. 001-13455

Ladies and Gentlemen:

TETRA Technologies, Inc. (“TETRA” or the “Company”) submits this response to comments from the Securities and Exchange Commission (the “Commission”) dated March 29, 2023 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”) filed on February 27, 2023 (File No.001-13455).

We have recited the comments from the Commission in italicized, bold type and have followed each comment with the Company’s response. All references to page numbers and captions correspond to the Form 10-K unless otherwise specified.

Form 10-K for the Fiscal Year ended December 31, 2022
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 28

1.We note that you have presented segment activity in three tabulations on pages 30 and 31 which include segment measures "Income before taxes," "Income (loss) before taxes," and "Loss before taxes." However, the amounts corresponding to these captions appear to be identified as "Income (loss) before taxes and discontinued operations" on page F-35. Please revise to resolve or address this apparent inconsistency.

RESPONSE: The Company notes the discrepancy in including “and discontinued operations” in the captions for segment income (loss) before taxes and discontinued operations when this information is presented in consolidated financial disclosures compared to how it is identified in the individual segment

Securities and Exchange Commission
April 12, 2023

comparisons. The corresponding caption on our Consolidated Statements of Operations presented according to GAAP on page F-5 is “Income (loss) before taxes and discontinued operations”, which is consistent with our presentation of segment information in Note 17 on page F-35. Please note our Completion Fluids & Products Division had income before taxes and discontinued operations for both periods presented, our Water & Flowback Services Division had income for the year ended December 31, 2022 and a loss for the year ended December 31, 2021 and our Corporate Overhead had a loss for both periods presented. In each case, the caption should have contained “and discontinued operations” at the end. In future segment results of operations discussion, we will use the captions “Income (loss) before taxes and discontinued operations,” “Income before taxes and discontinued operations” or “Loss before taxes and discontinued operations,” depending on whether income or losses are presented for each segment and period. We did not have income (loss) from discontinued operations within our Completion Fluids & Products Division or Water & Flowback Services Division for any of the periods presented. Accordingly, we will make these caption changes to the results of operations discussion prospectively in future filings.

Non-GAAP Financial Measures, page 32

2.We note that you provide two tabulations on page 33 having compound reconciliations that include the non-GAAP measure “Adjusted income (loss) before taxes and discontinued operations” as an intermediate measure from which you then reconcile to the non-GAAP measure Adjusted EBITDA. However, you do not identify the intermediate measure in your descriptions of non-GAAP measures or provide the disclosure prescribed by Item 10(e)(1)(i)(C) of Regulation S-K. If you wish to retain the measure, please address this requirement in your periodic filings and provide similar clarification in your earnings releases. Please also address the inconsistency in compiling the intermediate annual measure in comparing Schedule F and Schedule I of your earnings release covering the last quarter of 2022.

RESPONSE: The Company’s reconciliation of the non-GAAP measure “Adjusted EBITDA” on page 33 of the Form 10-K and Schedule F to our earnings release has historically included an intermediate measure of “Adjusted income (loss) before taxes and discontinued operations”. This intermediate measure is not necessary and will not be presented in future filings and earnings releases. Instead, the tables will reconcile directly from “Net Income (loss) before taxes and discontinued operations” to “Adjusted EBITDA.” In future earnings releases, we will also remove the intermediate measure “Adjusted income (loss) before taxes and discontinued operations” from Schedule I and replace it with Adjusted EBITDA from Schedule F, then present the incremental adjustments to “Debt covenant Adjusted EBITDA.”

Regarding the inconsistency in compiling the intermediate annual measure, this was due to the intermediate measure having been erroneously adjusted on Schedule I by $213,000 for the Three Months Ended September 30, 2022 related to “Provision for (recovery) of doubtful accounts”. This amount was offset within the item captioned “Other debt covenant adjustments”, which appears lower down in the reconciliation such that the total “Debt covenant adjusted EBITDA” amount was correct. In addition, whereas both Schedule F and the table on page 33 of the Form 10-K condense the line item “Former CEO stock appreciation right expense” into the caption “Adjustment to long term incentives” for the year ended December 31, 2022, Schedule I shows two separate line items for “Former CEO stock appreciation right expense” and “Adjustment to long term incentives”, with the total intermediate measure being the same (other than as noted above). The Company has further considered the character and cash flow implications of each item and in future filings and press releases plans to present them separately given that “Adjustments to long term incentives” relates to a cash expense, while “Former CEO stock appreciation right expense” is a non-cash item.

3.We note that you provide a description of the non-GAAP measure "Adjusted income (loss) from continuing operations" in your earnings release for the last quarter of 2022, which

Securities and Exchange Commission
April 12, 2023

includes some of the same adjustments as reflected in your compilation of "Adjusted income (loss) before taxes and discontinued operations," and is accompanied by disclosure stating that the measure is used "...to assess financial performance, without regard to charges or credits that are considered by management to be outside of its normal operations." With regard to Adjusted EBITDA, we also note disclosure stating that this measure is used to assess the financial performance of your assets, "...without regard to financing methods, capital structure or historical cost basis" and to assess your "...ability to incur and service debt and fund capital expenditures." Please expand your disclosures to clarify how your statements describing the utility of these measures would encompass the adjustments for "Exploration and pre-development costs," "Adjustments to long-term incentives," and "Equity-based compensation expense," which are all depicted in compiling the non-GAAP measures in your annual report, and to more clearly explain your rationale for each adjustment. We believe that your disclosures should convey the nature of each adjustment sufficiently to understand its character and cash flow implications, including how it relates to your operations or deemed to be unrelated to your operations, to address the concerns outlined in the answer to Question 100.01 of our Non-GAAP C&DIs.

RESPONSE: In the Company’s earnings releases, several non-GAAP measures are presented, defined, and reconciled, however “Adjusted EBITDA” is viewed as one of our primary management tools and it is therefore also included within the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Company’s quarterly and annual reports to help investors see the Company’s results through the eyes of management and also as presented to our Board of Directors.

As noted in the Commission’s comment, the definition of “Adjusted EBITDA” in the earnings release essentially follows on from the definition of “Adjusted income (loss) from continuing operations” with the reconciling items between the two measures being interest, depreciation and amortization, and equity-based compensation expense. To ensure that the definition of “Adjusted EBITDA” is clear and can operate on a standalone basis without reference to other non-GAAP measures that are not included in quarterly or annual reports, we propose to expand the definition of “Adjusted EBITDA” in the Company’s future earnings releases and quarterly and annual reports as follows:

“Adjusted EBITDA is defined as the Company’s Net income (loss) before taxes and discontinued operations, excluding impairments, exploration and pre-development costs, certain special, non-recurring or other charges (or credits), interest, depreciation and amortization and certain non-cash items such as equity-based compensation expense. “Adjusted EBITDA” is used by management as a supplemental financial measure to assess financial performance, without regard to charges or credits that are considered by management to be outside of its normal operations and without regard to financing methods, capital structure or historical cost basis, and to assess the Company’s ability to incur and service debt and fund capital expenditures.”

With regard to more clearly explaining the rationale for each adjustment, and to more clearly convey the character and cash flow implications of each item, the Company will expand its disclosures by adding the following comments immediately below the definition of “Adjusted EBITDA” in future earnings releases and quarterly and annual reports:

a.“Exploration and pre-development costs” represent expenditures incurred to evaluate potential future development of TETRA’s lithium and bromine properties in Arkansas. Such costs include exploratory drilling and associated engineering studies and are excluded from Adjusted EBITDA because they do not relate to the Company’s current business operations.

b.“Adjustments to long-term incentives” represent cumulative adjustments to valuation of long-term cash incentive compensation awards that are related to prior years. These costs are excluded from Adjusted EBITDA because they do not relate to the current year and are considered to be

Securities and Exchange Commission
April 12, 2023

outside of normal operations. Long-term incentives are earned over a three-year period and the costs are recorded over the three-year period they are earned. The amounts accrued or incurred are based on a cumulative of the three-year period.

c.“Equity-based compensation expense” represents compensation that has been or will be paid in equity and is excluded from Adjusted EBITDA because it is a non-cash item.

* * * *

Should you have any questions or comments, please do not hesitate to contact me at (281) 367-1983.

Very truly yours,

/s/ Elijio V. Serrano
Elijio V. Serrano
Senior Vice President and Chief Financial Officer

CC:    Alicia Boston, General Counsel TETRA Technologies, Inc.
Jeff Deatsman, Grant Thornton LLP
David Oelman, Vinson & Elkins LLP